MATERIAL INFORMATION

2025 Results THIRD QUARTER

Operational strengthening underpins annual targets

Production
mboed

681
684
720
741
754
751
3Q-2020
3Q-2021
3Q-2022
3Q-2023
3Q-2024
3Q-2025

Commercial declaration of Toritos and Saltador fields in Meta (2025 reserves certification)

Midstream
mbd

979
1,012
1,075
1,127
1,108
1,118
3Q-2020
3Q-2021
3Q-2022
3Q-2023
3Q-2024
3Q-2025

ANLA enables gas imports using Cenit's infrastructure in Coveñas

Downstream
mbd

324
354
395
410
401
429
3Q-2020
3Q-2021
3Q-2022
3Q-2023
3Q-2024
3Q-2025

Recovery of throughputs levels following the completion of maintenance cycles

Quarterly Figures

TCOP
Brent mCOP/Bl
Revenue
EBITDA
Net Income
EBITDA Margin
322
322
314
280
273
34.6
14.0
40%
3.6
34.8
11.9
34%
3.9
31.4
13.3
42%
3.1
29.7
11.1
38%
1.8
29.8
12.3
41%
2.6
3Q-2024
4Q-2024
1Q-2025
2Q-2025
3Q-2025

Year-to-Date Figures
Sep-25

TCOP
326
289
98.5
42.3
43%
11.0
90.9
36.7
40%
7.5
9M24
9M25

EBITDA by Segment
3Q - 2025

12.3 TCOP
51%
23%
6%
20%
Upstream
Midstream
Downstream
Energy Transmission and toll roads

Normalized Net Income Adjusted for External Factors
(TCOP) 3Q-2025

TCOP
Net income
External factors
3.6
3.6
1.0
2.6
Net Income 3Q 2024
Net Income 3Q 2025 (Normalized)

- **-1.5** Brent & Exchange rate
- **-0.2** Inflation
- **-0.1** Taxes
- **+0.8** Crude and products differentials

4.1 TCOP
Efficiencies 9M-2025
Exceeding Annual Target

4,179 MUSD
Investment 9M-2025
72% of the annual goal

234 MW
Total Operation Portfolio
Iguana solar farm contributes with 26 MW

Great Place to Work 2025
Outstanding achievement by exceeding the workplace environment target by 230%

Maximization of the use of existing infrastructure
through the reversal of the Coveñas – Ayacucho system

CONTACT INFORMATION investors@ecopetrol.com.co

During the first-nine-months of the year, we focused our efforts on strengthening the operation of our traditional business, maintaining rigorous capital discipline, driving sustainable value through the consolidation of strategic projects that enable the country’s energy transition and reinforcing energy security.

The robustness of these pillars and the savings plan have enabled us to successfully navigate crude prices and exchange rate volatility, mitigate environmental impacts, and remain committed to meeting our 2025’s targets.

The financial results reported reflect the strength of our market and portfolio diversification strategy, in addition to the efficient integration of the hydrocarbon business. During the third quarter, our financial outcome was: revenues of COP 29.8 trillion, EBITDA of COP 12.3 trillion with a 41% EBITDA margin, and a Net Income of COP 2.6 trillion.

During the nine months of the year, revenues totaled COP 90.9 trillion, EBITDA stood at COP 36.7 trillion to an EBITDA margin of 40.4%, and Net Income stood at COP 7.5 trillion.

As part of our contribution to national energy security, we advanced towards increasing natural gas output from our self-operated fields, the development of offshore reserves in the Caribbean, and optimized midstream infrastructure to enable gas transportation from coastal facilities to inland demand centers. We have secured environmental clearance from the ANLA (National Environmental Licensing Authority) to execute LNG import and regasification activities through the retrofit of existing assets at the Coveñas Marine Terminal. This includes the planned deployment of a Floating Storage and Regasification Unit (FSRU), which positions Coveñas as a strategic natural gas hub in the Colombian Caribbean. This critical infrastructure will enhance supply-demand balancing and ensure reliable gas availability across the country.

The commercial segment, capitalized market opportunities, maximizing the Group's financial results. In the third quarter, a sound trading differential was upheld to -3.9 USD/bbl, resulting from efficient, strategic management.

In the hydrocarbons business, we reached a quarterly production of 751 mboed, driven by key fields in Colombia such as Caño Sur, CPO-09, and the Permian in the United States. Transported volumes reached 1,118 mbd, leveraged by maximizing infrastructure usage, higher third-party volumes, and the reversal of the Coveñas–Ayacucho system. Refining throughputs reached 429 mbd driven by the completion of major maintenance work in Barrancabermeja and operational improvements during the first half of the year.

In the Energy Transition business line, we started operations of La Iguana Solar Farm, a new project with a capacity of 26 MW, which is expected to strengthen power supply of the Barrancabermeja refinery and to contribute towards the decarbonization of its operations. With this facility, our installed renewable energy capacity in operation reached 234 MW by the end of 3Q 2025, representing a 77% increase compared to the 132 MW available in 3Q 2024. Furthermore, we successfully completed the first phase of gas commercialization from the Floreña field, executing 39 sales agreements with 22 off-takers.

We are pleased to share our progress in measuring organizational culture and workplace environment through the Great Place to Work Institute, which ranked us at the ‘Highly Satisfactory’ level, improving from 60 points in 2024 to 68 points in 2025 on the Workplace Environment Index. This achievement reflects our commitment to employee well-being, sustainable development, and value creation.

In line with our commitment to transparency, sustainable value creation, and a fair and equitable energy transition for the country, we became the first Colombian company to voluntarily publish our first 2024 Financial Sustainability Report, incorporating reference elements from the International Sustainability Standards Board (ISSB).

The results achieved during this period position us strongly to deliver on our operational and financial targets for 2025. We will continue to enhance our operational flexibility and uphold the fundamentals of each business line, with the clear purpose of navigating market challenges and safeguarding value creation for all our shareholders.

Ricardo Roa Barragán

President of Ecopetrol S.A.

Stable operations in the refining segment, control of operating expenditures (“opex”), and improved results in Interconexión Eléctrica S.A. (“ISA” and together with its subsidiaries) translated into 42% recovery in net profit compared to 2Q 2025, amid an environment of low prices and a lower exchange rate.

During the first nine months of 2025, the Ecopetrol Group generated a net profit of COP 7.5 trillion, EBITDA of COP 36.7 trillion, and an EBITDA margin of 40%. The results were leveraged by increased crude oil production, the efficiency program, and improved differentials between the basket and Brent, despite lower market prices, challenges in the hydrocarbon sector, and scheduled maintenance at the Barrancabermeja Refinery.

Table 1: Income Statement Financial Summary - Ecopetrol Group

Billion (COP)	3Q 2025	3Q 2024	∆ ($)	∆ (%)	9M 2025	9M 2024	∆ ($)	∆ (%)
Total sales	29,840	34,607	(4,767)	(13.8%)	90,875	98,536	(7,661)	(7.8%)
Depreciation and amortization	3,954	3,811	143	3.8%	12,042	10,857	1,185	10.9%
Variable cost	10,509	13,611	(3,102)	(22.8%)	33,812	36,452	(2,640)	(7.2%)
Fixed cost	5,407	5,222	185	3.5%	15,882	14,978	904	6.0%
Cost of sales	19,870	22,644	(2,774)	(12.3%)	61,736	62,287	(551)	(0.9%)
Gross income	9,970	11,963	(1,993)	(16.7%)	29,139	36,249	(7,110)	(19.6%)
Operating and exploratory expenses	2,635	2,657	(22)	(0.8%)	7,787	7,606	181	2.4%
Operating income	7,335	9,306	(1,971)	(21.2%)	21,352	28,643	(7,291)	(25.5%)
Financial income (loss), net	(2,046)	(2,051)	5	(0.2%)	(6,549)	(6,143)	(406)	6.6%
Share of profit of companies	187	116	71	61.2%	585	502	83	16.5%
Income before income tax	5,476	7,371	(1,895)	(25.7%)	15,388	23,002	(7,614)	(33.1%)
Income tax	(1,710)	(2,264)	554	(24.5%)	(4,933)	(8,418)	3,485	(41.4%)
Net income consolidated	3,766	5,107	(1,341)	(26.3%)	10,455	14,584	(4,129)	(28.3%)
Non-controlling interest	(1,203)	(1,458)	255	(17.5%)	(2,953)	(3,547)	594	(16.7%)
Net income attributable to owners of Ecopetrol	2,563	3,649	(1,086)	(29.8%)	7,502	11,037	(3,535)	(32.0%)

EBITDA	12,326	13,976	(1,650)	(11.8%)	36,720	42,266	(5,546)	(13.1%)
EBITDA Margin	41.3%	40.4%	-	0.9%	40.4%	42.9%	-	(2.5%)

The figures included in this report are unaudited and are expressed in billions Colombian pesos (COP), or US dollars (USD), thousand barrels of oil equivalent per day (mboed), or tons, as indicated where applicable. For purposes of presentation, some figures in this report were rounded to the nearest decimal place. The comparison periods correspond to those of the previous year, unless a different period is referred to.

Forward-looking statement: This release may contain forward-looking statements related to business prospects, estimates for operating and financial results and growth of Ecopetrol within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These are projections and, as such, are based solely on management's expectations regarding the future of the Company and its permanent access to capital to fund its business plan. Actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors. Such forward-looking statements depend, basically, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on forward-looking statements.

I.	Financial and Operating Results

Sales revenues

Sales revenue totaled COP 29.8 trillion in 3Q 2025, a decrease of 13.8% or COP -4.8 trillion compared to 3Q 2024, due to:

•	Lower sales volume (COP -2.2 trillion, -91.6 mboed), mainly due to: i) increased crude oil inventory volumes, ii) lower availability of crude oil associated with higher requirements from refineries, and iii) decreased domestic gas sales volume.
•	Lower weighted average sales price of crude oil and products of -4.3 USD/bbl (COP -1.9 trillion), in line with the decrease in Brent price, partially offset by better crude oil and product differentials.
•	Negative exchange rate effect (COP -0.5 trillion), associated with a lower average exchange rate.
•	Lower income from energy and road transmission services (COP -0.2 trillion).

Cumulative sales revenue in 9M 2025 of COP 90.9 trillion showed a decrease of 7.8% corresponding to COP -7.7 trillion versus 9M 2024, as a net result of: i) lower weighted average selling price of crude oil and products of -6.9 USD/bbl (COP -7.8 trillion), due to the factors explained above, ii) a decrease in sales volume (COP -2.3 trillion, -32.2 mboed) due to increased crude oil inventory volumes and lower domestic gas sales, iii) an increase in the average exchange rate, which had a positive impact on revenues (COP +2.3 trillion), and iv) higher revenues from energy and road transmission services (COP +0.1 trillion).

Table 2: Volumetric Sales - Ecopetrol Group

Domestic Sales Volume - mboed	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Medium distillates	186.9	184.6	1.3%	186.2	183.7	1.4%
Gasolines	129.3	126.2	2.5%	129.5	129.2	0.2%
Natural Gas	69.4	86.4	(19.7%)	69.1	86.4	(20.0%)
Petrochemicals and Industrial	20.2	17.6	14.8%	19.2	18.2	5.5%
LPG and Propane	11.8	15.0	(21.3%)	12.7	15.6	(18.6%)
Crude oil	(0.1)	0.1	(200%)	0.0	0.0	-
Fueloil	0.2	0.2	0.0%	0.2	0.2	0.0%
Total Local Volumes	417.7	430.1	(2.9%)	416.9	433.4	(3.8%)

Export Volumes - mboed	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Crude oil	403.1	477.7	(15.6%)	421.9	440.0	(4.1%)
Products	117.2	123.8	(5.3%)	109.9	110.7	(0.7%)
Natural Gas*	17.2	15.2	13.2%	17.2	14.0	22.9%
Total Export Volumes	537.5	616.7	(12.8%)	549.0	564.8	(2.8%)

Total Sold Volumes	955.2	1,046.8	(8.8%)	965.9	998.1	(3.2%)

*Natural gas exports correspond to local sales by Ecopetrol America LLC and Ecopetrol Permian LLC.

The total volume sold during 3Q 2025 amounted to 955 mboed, 8.8% less vs. 3Q 2024 (91.6 mboed), mainly because of a lower export sales volume.

Sales in Colombia decreased by 2.9% (-12.4 mboed) compared to 3Q 2024, mainly due to:

•	Decrease of 20% (-17.2 mboed) in gas sales explained by lower quantities contracted in Cusiana - Cupiagua due to the natural decline of the fields.
•	Decrease of 21.3% (-3.2 mboed) in LPG and Propane sales explained by less quantities offered, mainly in Cusiana and Cupiagua.
•	Increase in fuel sales of 5.4 mboed due to greater product availability.
•	Increase in petrochemical product sales by 2.6 mboed due to higher demand for asphalt, polypropylene, and lubricant bases.

International sales decreased by12.8% (-79.2 mboed) versus 3Q 2024, mainly due to:

•	Decrease of 15.6% (-74.6 mboed) in crude exports due to greater throughput at the refineries (+28 mboed), and variation in inventories in the logistics chain (45 mboed).

Table 3: Basket Realization Prices - Ecopetrol Group

USD/bbl	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Brent	68.2	78.7	(13.3%)	69.9	81.8	(14.5%)
Gas Sales Basket	28.8	26.8	7.5%	28.2	27.4	2.9%
Crude Sales Basket	64.3	74.0	(13.1%)	65.3	75.4	(13.4%)
Product Sales Basket	81.8	84.1	(2.7%)	82.3	89.2	(7.7%)

Crudes: During the 3Q 2025, there was a decline of 9.7 USD/bbl in crude oil basket prices, mainly related to the weakening of Brent by 10.5 USD/bbl. This effect was partially offset by the company's ability to capture a better differential (0.8 USD/bbl) driven by the uncertainty generated internationally by the imposition of tariffs, as well as from the better positioning in more profitable markets through the commercial offices in Houston and Singapore.

Refined products: Despite the weakening of Brent by USD 10.5 USD/bbl during 3Q 2025 , the product sales basket weakened by only USD 2.3 USD/bbl. This variation was mitigated thanks to the strengthening of indicators versus Brent, especially in gasoline, diesel, and fuel oil, generated by low inventories, higher demand, and logistical disruptions in the Middle East, all together with the sale of more valuable products within the group's product basket.

Natural Gas: The price of gas sales strengthened by 2.0 USD/bbl, rising from USD 26.8 USD/bbl to 28.8 USD/bbl, mainly due to the strengthening of domestic prices in line with contract indexation.

Sale Costs

Costs of sales decreased by 12.3%, equivalent to COP -2.8 trillion in 3Q25 and by 0.9%, equivalent to COP -0.6 trillion in 9M 2025 compared to the same periods of the previous year:

Variable Costs

Variable costs decreased by 22.8%, equivalent to COP -3.1 trillion in 3Q25 compared to 3Q 2024, explained by:

•	Decrease in purchases of crude oil, gas, and products (COP -2.4 trillion), due to: i) lower purchase volume (COP -1.1 trillion, -40.4 mboed), mainly of fuels, given operational stability at the refineries, which allowed domestic demand to be met with more of our own product, ii) lower weighted average purchase price of -USD 7.7 USD/bbl, associated with the lower Brent reference price (COP -1.1 trillion); and iii) positive effect on purchases due to lower average exchange rate (COP -0.2 trillion).

•	Higher inventory levels and other items (COP -0.7 trillion), with sales expected to be realized in subsequent months.

Variable costs decreased by 7.2%, equivalent to COP -2.6 trillion in 9M 2025 compared to 9M 2024, explained by the net effect between: i) lower weighted average purchase price of -7.7 USD/bbl, associated with the lower Brent reference price (COP -3.6 trillion), ii) a decrease in purchase volume (COP -0.1 trillion, -5.8 mboed), and iii) a negative effect on purchases due to a higher average exchange rate (COP +1.1 trillion).

Fixed Costs

Fixed costs increased by 3.5% (COP +0.2 trillion) in 3Q 2025 compared to 3Q 2024, associated with: i) greater construction activity in ISA; ii) increase in contracted services and other general costs, mainly due to inflationary effect on contract rates; partially offset by iii) control and capture of cost efficiencies; and iv) lower average exchange rate.

Fixed costs in 9M 2025 increased by 6.0%, (+0.9 trillion) due to: i) increased construction activity by ISA, and ii) increased maintenance, general, and other costs associated with increased activities to support operations, the inflationary effect on contract rates, and higher average exchange rate costs. The foregoing was partially offset with iii) control and capture of cost efficiencies.

Depreciation and Amortization

D&A increased by 3.8% (COP +0.1 trillion) in 3Q 2025, due to higher level of capital investment and local crude production and by 10.9%, equivalent to COP +1.2 trillion in 9M 2025 compared to the same periods of last year. In addition to the factors explained above, the cumulative figure as of September 30, 2025, was impacted by a negative exchange rate effect on the depreciation of Ecopetrol S.A.’s (“Ecopetrol”) – subsidiaries which use the US dollar as their functional currency, given the higher average exchange rate.

Operational and Exploratory Expenses, net of Other Income

Operating and exploration expenses, net of other income, decreased by 0.8%, equivalent to COP 22 billion in 3Q 2025 compared to 3Q 2024, mainly due to: i) a decrease in exploration expenses due to lower recognition in the results of exploration assets, and ii) higher taxes due to the decree declaring a state of internal commotion, inflationary effect, and provision updates in ISA.

Operating and exploration expenses, net of other income, increased by 2.4%, equivalent to COP 0.2 trillion in 9M 2025 vs. 9M 2024. In addition to the items explained above, it is worth noting the provision for the energy transmission and roads business line.

Financial Results (Non-Operational)

The financial result during 3Q25 remained in line with 3Q24, as a net result of improved financial performance due to portfolio valuation, offset by increased debt interest, mostly derived from higher short-term debt.

Net financial result (expense) increased by 6.6% (COP 0.4 trillion) in 9M 2025 from higher financial costs due to increased short-term debt and the effect of the average depreciation of the peso against the dollar, partially offset by foreign exchange gains from lower currency exposure and the financial update of long-term liabilities.

Income Taxes

The effective tax rate in 9M 2025 decreased to 32.1% from 36.6% in 9M 2024, mainly due to a lower income tax surcharge in 2025 (0%) vs. 2024 (10%) given the Brent price projection at the closing date. Meanwhile, the quarterly rate stood at 31.2%, at similar levels compared to 3Q 2024.

Progress in the customs correction process started by the DIAN related to VAT on fuel imports

1.	During 3Q25, the DIAN ratified Opinion No. 100202208-2305 of 19 December 2024, which, according to its interpretation, stated that the imports and nationalization of gasoline and Diesel are subject to Sales Tax (VAT) at the general rate of 19%, with the cost of the products at customs being the base for calculating the tax.

2.	Regarding VAT on fuel imports for the taxable periods 2022 (partial) to 2024, and pursuant to the aforementioned doctrine, to date, the DIAN has notified the Cartagena Refinery of six Special Customs Requirements (REAs) worth COP 1.89 trillion in VAT, penalties, and interest. Four of these assessments are currently in the reconsideration appeal stage. In two cases, the DIAN ruled on the appeal, confirming and maintaining its initial position. Meanwhile, Ecopetrol has been notified of two official assessments totaling COP 9.39 trillion, including VAT, penalties, and interest. Ecopetrol has filed reconsideration appeals against these assessments. These total amounts may increase as additional requirements are received from the DIAN

3.	Ecopetrol and Refinería de Cartagena (together, the “Companies”) disagree with the DIAN's interpretation that favors retroactive VAT collection, for reasons that have been duly explained to the DIAN in response to the REAs and, subsequently, in the appeals for reconsideration against the Official Correction Settlement LOCs (LOC for its initials in Spanish). In addition, the Cartagena Refinery and Ecopetrol have involved regulatory bodies such as the Attorney General's Office and the Comptroller General's Office to accompany DIAN's audit process and the review of DIAN's opinions and doctrine, as requested by the Companies.

4.	In its interpretation, the DIAN may continue with the collection process in accordance with the procedural rules of the customs regime and Tax Code, which includes coercive collection procedures. In accordance with the customs regime and the Tax Code, the Companies have exercised the corresponding administrative or judicial resources, in accordance with the same regulations. Although both companies plan to continue exercising these resources, any eventual enforcement action could have a material adverse effect on their operations, liquidity, and financial position, depending on the amount and duration of such actions. The filing of a preventive protection action (tutela) to safeguard the companies’ rights would be enabled, as recently occurred in the case of the Cartagena Refinery, where such action is currently underway.

5.	In general terms, considering the DIAN questioning and based on the opinions issued by our external advisors, who consider that the probability of success is greater than 50%, the Companies believe that there are not grounds for establishing any accounting provision.

The Companies reiterate their commitment to fully comply with their customs and tax obligations and will be respectful of the decisions that resolve this controversy before the corresponding authority.

Financial Position Statement

The assets of the Ecopetrol Group decreased by COP -2.7 trillion, equivalent to -0.9% between June and September 2025, mainly due to: i) he remeasurement effect of subsidiaries’ assets with US dollar functional currency at a lower closing exchange rate versus the previous quarter, ii) the depreciation of assets for the period (COP -3.8 trillion), iii) the update of deferred tax and other items. This was offset by a higher level of CAPEX, recognition of the FEPC for the quarter, and an increase in cash and equivalents, driven by the positive effect on operating cash flow.

Liabilities decreased by COP -4.2 trillion, equivalent to -2.2% during 3Q 2025, mainly due to the net effect between: i) the decrease in the balance of financial obligations for short-term debt payments added to the effect of restating the debt in US dollars at the closing exchange rate (COP -6.0 trillion), ii) higher current taxes for the period (COP +0.9 trillion), and iii) higher accounts payable and other liabilities (COP +0.9 trillion).

The Ecopetrol Group's equity at the end of 3Q 2025 was COP 107.0 trillion, an increase of COP 1.4 trillion compared to 2Q25, mainly because of profits generated during the period, offset by the adjustment for the conversion of subsidiaries with USD as their functional currency at the closing rate. 75% of the equity corresponds to Ecopetrol shareholders and the remaining 25% to non-controlling interests.

Cash Flow, Debt and FEPC

Table 4: Cash Position - Ecopetrol Group

Billion (COP)	3Q 2025	3Q 2024	9M 2025	9M 2024
Initial cash and cash equivalents	10,118	13,237	14,054	12,336
(+) Cash flow from operations	8,878	12,465	25,047	35,549
(-) CAPEX	(5,073)	(5,157)	(14,063)	(14,059)
(-) Consideration paid for acquisition of assets	0	0	(1,109)	0
(+/-) Investment portfolio movement	1,249	(2,552)	(1,009)	(3,237)
(-) Acquisition of subsidiaries, net of cash acquired	(65)	(159)	(65)	(158)
(+) Other investment activities	762	596	1,567	1,646
(+/-) Adquisition, borrowings and interest payments of debt	(4,858)	(2,150)	(2,427)	(4,064)
(-) Dividend payments	(329)	(2,741)	(11,024)	(14,933)
(+/-) Exchange difference (cash impact)	(318)	566	(607)	1,040
(-) Return of capital	0	(6)	0	(21)
Final cash and cash equivalents	10,364	14,099	10,364	14,099
Investment portfolio	3,700	4,721	3,700	4,721
Total cash	14,064	18,820	14,064	18,820

Cash Flow

At the end of 3Q 2025, the Ecopetrol Group closed with a cash flow of COP 14.1 trillion (23% COP and 77% USD). Operating cash flow for the quarter and the sales of short-term treasury securities (TCOs) covered: i) capex expenditures for the quarter, and ii) principal and interest payments on debt for the quarter.

Debt

At the end of 3Q 2025, the balance of debt on the balance sheet was COP 114.3 trillion, equivalent to USD 29,124 million (ISA's Group´s consolidated debt contributed USD 8,736 million), representing a decrease of COP 6.0 trillion compared to 2Q 2025. The decrease is explained by the combined effect of: i) prepayment of short-term financing operations, and ii) the restatement of financial obligations in US dollars at the closing rate, recognized mainly in equity through hedge accounting.

The Ecopetrol Group's Gross Debt/EBITDA ratio at the end of September 2025 was 2.4 times, below the upper limit set for 2025 (2.5 times), while the Ecopetrol Group's Net Debt/EBITDA ratio closed at 2.1 times and the Debt/Equity ratio at the end of September remained at 1.1 times.

Fuel Price Stabilization Fund – FEPC

At the end of September 2025, the account receivable of the FEPC stood at COP 3.3 trillion. In 3Q 2025, there is an increase compared to 2Q 2025, due to the accrual of COP +0.8 trillion for the quarter.

Efficiencies

In 2025, the Ecopetrol Group continues materializing its comprehensive strategy of efficiencies and competitiveness with a contribution of COP 4.1 trillion at the close of 3Q 2025, of which 60% has had a direct impact on the EBITDA of COP 2.45 trillion (COP 1.27 trillion for efficiencies in Opex and COP 1.18 trillion for additional income generation), as detailed below:

OPEX

•	Savings of COP 270 billion through improvements in energy efficiency, self-generation, and energy purchasing were achieved, added to COP 265 billion in maintenance thanks to the reutilization of materials, optimization of artificial lift systems, and reliability strategies.
•	Efficiencies of COP 244 billion through initiatives in digital solutions, service demand control, and insurance management, complemented by a more efficient procurement strategy that generated savings of COP 194 billion.

•	Savings of COP 165 billion in crude evacuation and dilution, mainly for the early entry of the Caño Sur Este - ODL project.

Revenue

•	Production increase strategies contributed COP 347 billion through deferred reductions, operational improvements in well service, and process optimization in Piedemonte.
•	Capture of synergies generated income for COP 155 billion in the crude transportation systems associated with the segregation and routing of crudes as well as for volumetric compensations for quality.
•	Greater margins for crude exports (COP 105 billion), product imports (COP 99 billion) and the fee of the ANH purchases (COP 73 billion).
•	Value creation in refining operations due to quality migration from HSFO to IFO-380 (COP 69 billion) and increased asphalt production in the Barranca refinery (COP 23 billion).

From the point of view of unit costs, the efficiencies obtained during 9M 2025 were as follows:

•	52% of the efficiencies mentioned with an effect on Opex mitigated impacts on the cost of production by 0.91 USD/bbl.
•	Efficiencies affecting refining cash costs and costs per barrel transported enabled reductions of 0.10 USD/bbl and 0.013 USD/bbl, respectively.

Efficiencies of COP 1.05 trillion achieved in capex related to the optimization of project investment costs, seen at:

•	In direct operation drilling and completion, efficiencies were achieved through improvements in design and engineering, optimization of services, rate negotiation, and reduction of processing times.
•	Reductions in operating times and costs in Permian, thanks to new well designs, lower fracture pressures, and pumping times, which resulted in lower costs per foot drilled and per barrel pumped compared to the plan.
•	As for surface facilities, efficiencies were achieved through the optimization of scopes in project design and engineering.

Actions focused on improving working capital were implemented, with a positive cash impact of COP 0.6 trillion. This was achieved through advanced payment management with entities, avoiding debt, inventory optimization, and savings in the payment of inspection fees.

Investments

Table 5: Investment by Segment - Ecopetrol Group

Ecopetrol Group Investments Business	Total 9M 2025		% Share
	Million USD	Trillion COP

Hydrocarbons*	2,582	10.7	62%
Energies for the Transition**	529	2.2	13%
Transmission and Toll Roads	1,068	4.4	25%
Total	4,179	17.3	100%

*Includes the total amount of investments in hydrocarbon transportation of each of the Ecopetrol Group Companies (Ecopetrol S.A. participation and non-controlling).

Average exchange rate: 4,131.52

**Includes investment in Gas and Energy Transition

Includes only organic investments

At the end of 3Q 2025, the Ecopetrol Group made investments totaling USD 4,179 million (COP 17.3 trillion); 62% percent in Colombia, while the remaining 38% went to international operations, mainly in Brazil (21%), the United States (12%), and other locations (5%).

Hydrocarbons

At 3Q 2025, investments in hydrocarbons accounted for 62% of the Ecopetrol Group's total, reaching USD 2,582 million (COP 10.7 trillion).[1] Thus, USD 2,139 million (COP 8.8 trillion) was allocated to exploration and production activities, mainly in the department of Meta, in assets such as Caño Sur Rubiales, Castilla, and Chichimene. Internationally, investments were focused on the Permian basin (Midland, USA) and in Brazil, in the Orca Brazil project (formerly Gato do Mato).

In the refining segment, USD 240 million (COP 1.0 trillion) have been invested, focused on operational continuity of the refineries (94%), as well as on strategic projects such as Sox Emission Control and Base Line of Fuel Quality of Fuels in the Barrancabermeja Refinery, in addition to major maintenance and plant shutdowns in both refineries.

In turn, in the transport segment, investments amounted to USD 162 million (COP 0.7 trillion), mainly focused on ensuring the operational continuity of the different oil and polyduct systems in crossing activities, mechanical repairs and geotechnics.

Energies for Transition

In 3Q 2025, the Ecopetrol Group reaffirmed its commitment to the energy transition and allocated USD 529 million (COP 2.2 trillion) to investments in the Energy for Transition line, which represented 13% of total investment. To strengthen the value chain and gas supply, USD 425 million (COP 1.8 trillion) was invested, mainly in the GUAOFF-0 block, located in the Colombian offshore Caribbean, and in fields in the Piedemonte Llanero region, such as Floreña and Cupiagua, concentrated in the department of Casanare. Additionally, USD 104 million were allocated (COP 0.4 trillion) to energy efficiency and renewable energy projects.

Transmission and Toll Roads

In 3Q 2025, the Ecopetrol Group invested a total of USD 1,068 million (COP 4.4 trillion) in the Transmission and Roads business line, representing 25% of total investments. Most of these investments (91%) were concentrated in the power transmission business, with a presence in Brazil, Peru, and Colombia. The road segment accounted for 8%, with outstanding projects such as Ruta del Este in Panama and, in Chile, the Ruta del Maipo and Ruta de los Ríos initiatives. The remaining 1% was destined to the telecommunications business in Colombia-.

II.	Business Lines Results

For purposes of this report, the financial information included is organized by the following segments: (i) exploration and production, (ii) transportation and logistics, (iii) refining and petrochemicals, and (iv) energy transmission and toll roads, which is consistent with the Company's previous reports. Nevertheless, management is reviewing other options to update the Company's operating, management, and financial reporting model in line with Strategy 2040.

1.    HYDROCARBONS

1.1	Exploration, Development and Production

Exploration:

At the end of 3Q 2025, 10 exploratory wells had been drilled, 8 with investment from the Ecopetrol Group, and 2 drilled under association contracts, with 100% investment by the partner (see annexes – Table 11: Details of Exploratory Wells – Ecopetrol Group).

[1] Not including gas invesments and energy efficiency projects.

In the onshore exploration activity, the following stands out:

•	The declaration of commerciality on September 30, 2025, of the Toritos discoveries (includes the Curucutu-1 well) and Saltador wells (includes the Bisbita Este-1, Bisbita Centro-1 and Bisbita Oeste-1 wells) located in the LLA 123 block in the department of Meta. Operated by Geopark in association with Hocol, these fields contribute a net production of 1.9 mboed crude ranging between 14° and 23° API. This approval is expected to allow us to certify proved reserves (1P) and contingent resources for the 2025 balance.

•	Drilling continued on the Floreña N18Y well operated by Ecopetrol (100%), located in the Piedemonte, and Toritos Este-1 operated by Geopark (50%) in association with our subsidiary Hocol (50%), located in Los Llanos. Both wells are expected to reach final depth in 4Q 2025.

To highlight, the offshore exploration activity with the progress of the Sirius project, regarding the contracting model and the ethnic, social and environmental feasibility activities; the environmental licensing process is expected to continue in a next stage.

Internationally, activities related to the development of the Orca field in Brazil advanced in the execution of detailed engineering for the hull and topside facilities of the floating production, storage, and offloading vessel (FPSO). In addition, the approval of the development plan, by the ANP is currently being processed, as well as the installation of the SURF subsea system and the drilling campaign of development wells planned for 2027.

Production

Table 6: Gross Production - Ecopetrol Group

Production - mboed	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Crude Oil	500.0	493.0	1.4%	497.1	493.6	0.7%
Natural Gas	102.3	117.4	(12.9%)	103.8	119.6	(13.2%)
Total Ecopetrol S.A.	602.3	610.4	(1.3%)	600.9	613.2	(2.0%)
Crude Oil	21.5	17.9	20.1%	21.5	17.9	20.1%
Natural Gas	13.7	16.4	(16.5%)	14.2	17.3	(17.9%)
Total Hocol	35.2	34.3	2.6%	35.6	35.2	1.1%
Crude Oil	7.9	6.2	27.4%	7.9	7.2	9.7%
Natural Gas	1.0	0.9	11.1%	0.9	0.9	0.0%
Total Ecopetrol America	8.9	7.2	23.6%	8.8	8.1	8.6%
Crude Oil	54.9	58.0	(5.3%)	57.3	55.6	3.1%
Natural Gas	50.1	44.6	12.3%	48.2	39.6	21.7%
Total Ecopetrol Permian	105.0	102.6	2.3%	105.5	95.2	10.8%
Crude Oil	584.3	575.1	1.6%	583.7	574.3	1.6%
Natural Gas	167.1	179.3	(6.8%)	167.1	177.4	(5.8%)
Total Ecopetrol Group	751.5	754.4	(0.4%)	750.9	751.7	(0.1%)

Note 1: Gross production includes royalties and is prorated by Ecopetrol's holding in each company. The Natural Gas data includes Gas and Blanks (LPG, propane and butane).

Note 2: Consolidated data presented in rounded up figures.

Note 3: The table of this report includes 100% production of Arauca-8 for both 2024 and 2025 figures. The owner of the Arauca Agreement is Ecopetrol; therefore, 100% of the ownership of the production of the Arauca Agreement Area is in the hands of Ecopetrol; however, by virtue of the private agreement (Bussiness Collaboration Agreement (BCA), entered into between Ecopetrol and Parex, once the hydrocarbons of the Arauca Agreement are produced, Ecopetrol, immediately transfers to Parex 50% of all the production obtained in the contracted area.

Note 4: Quarterly production figures subject to minor updates due to ministerial forms to the ANH of associated fields and closures in international subsidiaries.

Note 5: 2025 figures include production from the El Niño, Guando and Guando SW fields (4.3 mboed in 3Q 2025) in the Hocol subsidiary, given the transfer made by Ecopetrol S.A. in late 2024, in line with the Ecopetrol Group's presence strategy in the Department of Tolima through this subsidiary.

The Ecopetrol Group's production in 3Q 2025 was 751 thousand barrels of oil equivalent per day (mboed), 3 mboed less than in the same period of the previous year, mainly due to the net effect of:

i)	(+30 mboed) Growth of Caño Sur supported by the increase in fluid treatment capacity at the Centauros Station and the acquisition of 45% of Repsol's stake in block CPO9, in addition to the growth actions associated with the progressive entry of the Orotoy Station.
ii)	(+5 mboed) Improved performance by Permian and Ecopetrol América.

iii)	(-15 mboed) Lower gas production and blanks due to natural decline of the Cusiana-Cupiagua node, Recetor (Piedemonte Llanero), and higher-than-expected water intrusion in the Guajira and Gibraltar fields.
iv)	(-23 mboed) in domestic crude oil due to electrical events in Meta and Magdalena Medio, public order issues, natural decline of fields, and delays in projects and drilling associated with blockades at the beginning of the year.

In response to the effect on production caused by environmental events, during 3Q25 there was a cumulative impact of 369,000 barrels, with cumulative deferred production for the 9M 2025 amounting to 2.15 million barrels. The impacts in 3Q 2025 were mainly concentrated in the departments of Meta and Putumayo due to: i) permanent blockades in CPO-9 that lasted until October, and ii) operational and access road events in Cupiagua that affected the delivery of white products in August and September.

As for drilling, at the end of September, 331 development wells were completed, with an average of 22 active drilling rigs over the period.

Lifting and Dilution Cost

Table 7: Lifting and Dilution Cost - Ecopetrol Group

USD/bbl	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)	% USD
Lifting Cost*	12.18	12.65	(3.8%)	11.81	12.25	(3.6%)	26.0%
Dilution Cost**	4.76	4.70	1.7%	4.85	5.14	(5.6%)	100.0%

Calculated based on barrels produced without royalties. Figures subject to minor updates in previous periods due to official closures.

**Calculated based on Ecopetrol S.A barrels sold.

Lifting Cost

The lifting cost in 3Q 2025 decreased by -0.48 USD/bbl compared to the same period last year, mainly leveraged by the efficiencies achieved as follows:

Exchange rate effect (+0.27 USD/bbl): negative effect due to the conversion of costs from pesos to dollars, given the lower average exchange rate, which went from 4,094 to 4,004 COP/USD. Considering that 74% of the costs are expressed in pesos, the peso indicator decreased by 6% from 51,795 COP/bbl to 48,755 COP/bbl.

Cost Effect (-0.74 USD/bbl): Operating optimizations achieved include:

•	Optimization of the operations and maintenance model for non-industrial areas.
•	Energy optimization: optimization of self-generation mainly in Rubiales and Caño Sur, as well as a reduction in energy consumption thanks to the massification of more efficient technologies and operational control of production and injection facilities.
•	Efficiencies in well maintenance, reutilization of materials for subsurface operations, optimization of artificial lift systems, and optimization of reliability strategies, among others.

These efficiencies allowed us to partially offset the following cost increases:

•	Cumulative inflation impact on operating service.
•	Fluids treatment: Increase in volumes treated (+813 MBWPD) [2].
•	Increased subsurface activities associated with new treatment and production facilities.

Dilution Cost

The dilution cost increased by USD 0.08/Bl compared to 3Q24, mainly explained by:

[2] Increased water production in 3Q 2025 vs 3Q 2024 in fields directly operated by Ecopetrol S.A.

Cost effect (-0.02 USD/bbl): lower purchase price of naphtha associated with the Brent benchmark indicator at -11 USD/bbl.

Volume Effect (0.10 USD/bbl): Fewer barrels of crude oil marketed.

Financial Results

Table 8: Income Statement - Exploration and Production

Billion (COP)	3Q 2025	3Q 2024	∆ ($)	∆ (%)	9M 2025	9M 2024	∆ ($)	∆ (%)
Total revenue	17,378	20,474	(3,096)	(15.1%)	53,884	60,689	(6,805)	(11.2%)
Depreciation, amortization and depletion	2,846	2,794	52	1.9%	8,712	7,689	1,023	13.3%
Variable costs	6,889	7,439	(550)	(7.4%)	21,670	22,137	(467)	(2.1%)
Fixed costs	3,259	3,560	(301)	(8.5%)	9,845	10,200	(355)	(3.5%)
Total cost of sales	12,994	13,793	(799)	(5.8%)	40,227	40,026	201	0.5%
Gross income	4,384	6,681	(2,297)	(34.4%)	13,657	20,663	(7,006)	(33.9%)
Operating and exploratory expenses	1,391	1,673	(282)	(16.9%)	4,267	4,778	(511)	(10.7%)
Operating income	2,993	5,008	(2,015)	(40.2%)	9,390	15,885	(6,495)	(40.9%)
Financial result, net	(949)	(991)	42	(4.2%)	(2,992)	(2,951)	(41)	1.4%
Share of profit of companies	3	9	(6)	(66.7%)	18	25	(7)	(28.0%)
Income before income tax	2,047	4,026	(1,979)	(49.2%)	6,416	12,959	(6,543)	(50.5%)
Provision for income tax	(674)	(1,320)	646	(48.9%)	(2,163)	(5,654)	3,491	(61.7%)
Consolidated net income	1,373	2,706	(1,333)	(49.3%)	4,253	7,305	(3,052)	(41.8%)
Non-controlling interest	20	23	(3)	(13.0%)	65	63	2	3.2%
Net income attributable to owners of Ecopetrol	1,393	2,729	(1,336)	(49.0%)	4,318	7,368	(3,050)	(41.4%)

EBITDA	6,242	8,080	(1,838)	(22.7%)	19,363	24,456	(5,093)	(20.8%)
EBITDA Margin	35.9%	39.5%	-	(3.6%)	35.9%	40.3%	-	(4.4%)

Revenues decreased during 3Q 2025 and 9M 2025 compared to 3Q 2024 and 9M 2024, mainly due to a lower Brent reference price and lower sales volume associated to: i) increased crude oil inventory volumes and ii) decreased domestic gas sales volume, which are partially offset by the strengthening of the crude oil differential. As for 3Q 2025 compared to 3Q 2024, the lower average exchange rate had a negative effect, whereas for 9M 2025 compared to 9M 2024, this effect was favorable.

The cost of sales duringe3Q25 compared to 3Q24 decreased due to:

•	Efficiencies achieved in energy, optimization of the operation and maintenance model, and reduction in contract rates, offsetting the increase associated with the inflationary effect.
•	Decrease in purchases from third parties mainly due to: i) lower reference price and ii) lower volumes purchased.

In 9M 2025, cost of sales remained in line to those of 9M 2024 because of:

•	The foregoing energy efficiencies are offset with the inflationary effect.
•	Decrease in purchases from third parties mainly due to: i) lower reference price and ii) lower volumes purchased from royalties to the ANH.
•	Offset by the increase in depreciation, amortization, and depletion associated with higher capex and increased production at foreign subsidiaries.
•	Increase in transportation costs due to: i) higher average exchange rate, ii) increase in tariffs, iii) increased contingent operation in Banadía - Araguaney.

Operating and exploration expenses during 3Q25 and 9M25 compared to 3Q24 and 9M24 decreased mainly due to lower exploration asset expenses and lower marketing expenses.

Net financial expenses in 3Q25 compared to 3Q 2024 decreased mainly due to the increase in financial income, offset by the exchange rate difference on the segment's passive position in US dollars. For 9M 2025 compared to 9M 2024, expenses were higher mainly due to the increase in interest expenses, offset by the exchange rate difference on the segment's net dollar liability position.

The decrease in income tax expense for 3Q 2025 and 9M 2025 compared to 3Q 2024 and 9M 2024 was in line with the segment's results and a lower income surcharge given the current outlook for Brent prices.

1.2	Transport and Logistics

Table 9. Transported Volumes - Ecopetrol Group
mbd	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Crude Oil	814.7	808.4	0.8%	801.5	823.6	(2.7%)
Products	303.0	299.4	1.2%	296.4	302.6	(2.0%)
Total	1,117.7	1,107.8	0.9%	1,097.9	1,126.2	(2.5%)

Note: The reported volumes are subject to adjustments due to changes in the quality volumetric compensation (CVC for its initials in Spanish), associated with the officialization of volumetric balances.

At the end of 3Q 2025, the total volume transported was 1,117.7 mbd (+10.1 mbd compared to 3Q 2024 and +33.7 mbd compared to 2Q25. For 9M 2025, there was a decrease of 28.3 mbd vs the same period of 2024.

Crudes: Transported volumes grew by 0.8% in 3Q 2025 compared to 3Q 2024 and by 3.6% compared to 2Q25, showing progressive recovery after the external events in the first half year. This performance was driven by contingency operations that enabled inventory evacuation and guaranteed production continuity in the Llanos Norte area. In addition, third-party volumes were incorporated, including production from the Acordionero field, which was previously outside the pipeline network. During the 9M 2025, volumes fell by 2.7% due to lower third-party production, blockades, and infrastructure disruptions.

During 3Q 2025, the operational connection between Coveñas and the Barrancabermeja Refinery was initiated through the reversal of the Coveñas–Ayacucho system (16”), enabling the import of light crudes and optimizing the use of existing infrastructure. This first stage allows the import of 6 mbd of light crudes at a competitive tariff, expanding the basket of crudes available for refining and generating additional transported volumes for the transportation segment. Year-to-date, approximately 91.1% of the crude oil volume transported was owned by the Ecopetrol Group.

Refined products: Transported volumes grew 1.2% during 3Q 2025 compared to 3Q 2024, driven by the recovery of deliveries following refinery maintenance in 1H25. In the 9M 2025, there was a 2% reduction due to lower deliveries from the refineries, partially offset by strategic imports to ensure supply in the interior of the country. Year to date, Ecopetrol S.A. products represented 31.9% of the total volume transported through polyducts.

Third party affectation on transportation infrastructure: In the 9M 2025, 26 events were recorded (6 in 3Q 2025) compared to 30 in 9M 2024 (28 in 3Q 2024). In turn, in 3Q 2025, the removal of illicit valves increased by 40% compared to 3Q 2024, and by 10% for 9M 2025.

Disruptions in the Caño Limón–Coveñas system (suspended in the Banadía–Ayacucho section since 3Q24) and on the Banadía–Araguaney alternate route (suspended for 90 days during 9M 2025) limited production and transportation by approximately 5 mboed during 9M 2025. Nevertheless, logistical continuity was ensured by activating alternate evacuation routes, using technology, promptly repairing affected sections, strengthening inter-institutional relations, and implementing operational plans that preserved the quality of the crude oil and transport capacity. Hence, approximately 11.5 million of barrels were mobilized via the alternate Banadía–Araguaney route (vs. approximately 2.5 million of barrels in 9M 2024), evacuation capacity in Araguaney was expanded to approximately 83 mbd at the end of 3Q 2025, and temporary redirectioning schemes were implemented to prioritize affected production, allowing refineries to be supplied, export commitments to be met, and production delays to be mitigated.

The installation of illicit valves affected operations across various systems, particularly in Pozos–Galán, restricting approximately 15 mbd during 9M 2025 (+6.8 mbd compared to 9M 2024).

Strategic Advancement in Gas Initiatives: In 3Q 2025, the Ecopetrol Group, through Cenit, consolidated key advances in strategic projects aimed at strengthening the country's energy security and optimizing the natural gas transportation infrastructure:

Caribbean Gas Import Program: This program is planned to use the existing infrastructure of crude oil for mobilizing imported LNG (Liquefied Natural Gas) from the Caribbean coast to the interior or the country.

Among the main milestones is the environmental authorization granted by ANLA for operations at the Coveñas Maritime Terminal, where a Floating Storage and Regasification Unit (FSRU) is expected to be installed. For the project’s analysis and evaluation, competitive advantages were identified in relation to the availability of existing infrastructure, metocean conditions, timeliness, and reliability, positioning it as a new strategic natural gas hub in the Colombian Caribbean, key to balancing supply and demand and strengthening national supply security.

Other Strategic Projects: Ecopetrol is advancing initiatives to connect the fields of the Lower Magdalena Valley (VIM) with the National Gas Transportation System (SNT) in Vasconia, a project prioritized by the Ministry of Mines and Energy within the Natural Gas Supply Plan (PAGN). Despite requiring regulatory definitions, the Company has focused its efforts on technical and engineering development, reducing uncertainties and preparing the final investment decision.

Table 10: Cost per Transported Barrel - Ecopetrol Group

USD/bbl	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)	% USD
Cost per Transported Barrel	3.36	3.34	0.6%	3.21	3.16	1.6%	17.0%

Cost per Transported Barrel: The cost per barrel transported in 3Q 2025 showed a slight increase, settling at 3.36 USD/bbl.

Exchange Rate effect (+0.07 USD/bbl): Negative effect due to lower average exchange rate -90 COP/USD going from 4,094 to 4,004 COP/USD for the conversion of the indicator from pesos to dollars.

Volume Effect (-0.03 USD/bbl): Increased volume transported by 0.9%, equivalent to 10.1 mbd, due to the conditions mentioned above.

Cost Effect (-0.02 USD/bbl): This was mainly associated with lower maintenance activity, coupled with cost control and optimization strategies implemented in the segment, which mitigated the impact of inflation on maintenance contract rates, support areas, and labor costs, added to the increase in emergency response expenses resulting from the aforementioned impacts.

Financial Results

Table 11: Income Statement – Transport

Billion (COP)	3Q 2025	3Q 2024	∆ ($)	∆ (%)	9M 2025	9M 2024	∆ ($)	∆ (%)
Total revenue	3,836	3,775	61	1.6%	11,684	10,968	716	6.5%
Depreciation, amortization and depletion	330	325	5	1.5%	994	952	42	4.4%
Variable costs	204	204	0	0.0%	616	619	(3)	(0.5%)
Fixed costs	553	577	(24)	(4.2%)	1,522	1,526	(4)	(0.3%)
Total cost of sales	1,087	1,106	(19)	(1.7%)	3,132	3,097	35	1.1%
Gross income	2,749	2,669	80	3.0%	8,552	7,871	681	8.7%
Operating expenses	326	300	26	8.7%	862	698	164	23.5%
Operating income	2,423	2,369	54	2.3%	7,690	7,173	517	7.2%
Financial result, net	(52)	0	(52)	-	(246)	183	(429)	(234.4%)
Income before income tax	2,371	2,369	2	0.1%	7,444	7,356	88	1.2%
Provision for income tax	(887)	(834)	(53)	6.4%	(2,717)	(2,568)	(149)	5.8%
Consolidated net income	1,484	1,535	(51)	(3.3%)	4,727	4,788	(61)	(1.3%)
Non-controlling interest	(302)	(293)	(9)	3.1%	(953)	(898)	(55)	6.1%
Net income attributable to owners of Ecopetrol	1,182	1,242	(60)	(4.8%)	3,774	3,890	(116)	(3.0%)

EBITDA	2,796	2,746	50	1.8%	8,826	8,291	535	6.5%
EBITDA Margin	72.9%	72.8%	-	0.1%	75.5%	75.6%	-	(0.1%)

In 3Q 2025 compared to 3Q 2024, revenues increased due to the larger Banadía-Araguaney contingency operation, as well as higher volumes transported due to the integration of production from the Acordionero field into the transportation network, the release of inventories from Caño Limón, and the recovery of deliveries from refineries after the completion of maintenance, which partially offset lower third-party production in the country and the impact of a lower average exchange rate.

Revenues in the 9M 2025 increased compared to 9M 2024 due to i) a higher average exchange rate, ii) the aforementioned operational factors, and iii) tariffs updates. These effects offset i) lower revenues associated with the release of contracted capacity under the “Ship or Pay” modality in the Bicentenario and Caño Limón-Coveñas oil pipelines, as well as ii) lower volumes transported compared to the previous period due to external impacts (blockades and damage to the infrastructure), lower production from third parties in the country and major maintenance at the Barrancabermeja Refinery.

The cost of sales during 3Q 2025 decreased compared to 3Q 2024, mainly due to the reduction in maintenance activities, partially offset by the increase associated with the inflationary effect. For 9M 2025 compared to 9M 2024, it remained in line with the previous year, reflecting the effectiveness of the cost control and optimization strategies implemented in the segment.

Operating expenses, net of other revenue, for 3Q 2025 and 9M 2025 increased compared to 3Q 2024 and 9M 2024, mainly due to higher emergency response expenses given the events in the environment. Additionally, in 3Q 2024 and 9M 2024, non-recurring revenue was recognized from the sale of excess line-fill volume at Ocensa to Ecopetrol S.A.

Financial revenue (expenses) for 3Q 2025 and 9M 2025 showed higher expenses compared to 3Q 2024 and 9M 2024, mainly due to: i) the exchange rate effect on the segment's net dollar position, and ii) lower financial returns associated with the behavior of interest rates on deposits and investment.

1.3	Refining and Petrochemicals

The segment’s consolidated throughput reached 428.7 mbd, representing a 7% increase compared to the same period in 2024 (401.4 mbd), positioning 3Q 2025 as the second-highest quarterly throughput in the segment’s history. The integrated gross refining margin stood at USD 14.3 per barrel, doubling the 3Q 2024 result (USD 7.0 per barrel), driven by a favorable pricing environment, higher demand, and improvements in operational efficiency.

This performance was supported by tactical and commercial actions that allowed us to: i) mitigate the reduced availability of light crude because of attacks on the Caño Limón–Coveñas pipeline, ii) take advantage of the completion of shutdowns to increase throughput and improve operational indicators, iii) advance the fuel oil reduction strategy, with a new logistics operation that projects a 40% increase in solid asphalt exports, iv) launch the supply of marine fuel with biodiesel in the Colombian Caribbean, aligned with the sustainability and diversification strategy; and v) capture efficiencies in revenues, costs and investment, through new initiatives and operational optimizations.

During 3Q25, the Ecopetrol Group consolidated key advances for the Downstream relative to sustainability, operational efficiency and commercial expansion, through initiatives that strengthen its position in the regional energy market:

•	Marine fuel with biodiesel: On August 14, from the Cartagena Refinery, the distribution of 10,500 barrels per day with a 2% biodiesel blend began, contributing to the reduction of 27 thousand tons of CO2e per year and positioning Colombia as a regional benchmark in low-carbon energy solutions.

•	Reactivation of the UOP II plant: On 2 September, the major maintenance of the UOP II cracking plant in Barrancabermeja was successfully completed, with an investment of USD 123 million and the participation of more than 2,200 workers.
•	Solid asphalt exports open new markets in Latin America. On 17 September, Ecopetrol started a multimodal logistics operation to export solid asphalt from Barrancabermeja and the Port of Cartagena to countries in the Caribbean, Central and South America that lack the infrastructure to handle liquid asphalt. This new alternative complements traditional operations, expands the Ecopetrol's commercial scope, and is estimated to generate profits of nearly USD 1.5 million annually.

Cartagena Refinery

In 3Q25, the Cartagena Refinery reached a throughput of 200.2 mbd, representing an increase of 8.2% compared to the same period in the previous year. In the first nine months of the year (9M 2025), the average throughput volume was 194.3 mbd, in line with the same period in 2024. This performance was explained by a diet focused on domestic crude, which compensated the lower volumes from Caño Limón, and by a more stable operation in the crude units, without the effects of maintenance and general shutdowns that occurred in 3Q24.

In 3Q 2025, the gross refining margin was USD 12.8/bbl, almost double than the one recorded in 3Q 2024, driven by i) higher fuel prices (55%), ii) an optimized diet with heavy domestic crude (7%); and iii) better operating performance minimizing funds (38%). In 9M 2025, the margin reached 11.4 USD/bbl, a 15.2% higher than those in the same period in 2024, explained 22% by the strengthening of cracks and 78% by the optimization of the diet.

Table 12: Throughput, Utilization Factor, Production and Refining Margin

Cartagena Refinery

Cartagena Refinery	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Throughput* (mbd)	200.2	185.0	8.2%	194.3	194.5	(0.1%)
Utilization Factor (%)	84.8%	65.3%	29.9%	82.8%	81.2%	2.0%
Refined Products Production	190.9	173.4	10.1%	185.8	186.0	(0.1%)
Gross Margin (USD/bbl)	12.8	4.6	178.3%	11.4	9.9	15.2%

*Corresponds to actual throughput volumes processed, not received

Barrancabermeja Refinery

In 3Q25, the Barrancabermeja Refinery processed a throughput of 228.6 mbd, representing an increase of 5.7% compared to the same period in the previous year. This result was driven by the recovery of the operational availability of the Diesel Hydrotreating Unit and, once maintenance was secured, by the strategic decision to maximize throughput to increase production of gasoline, medium distillates and petrochemicals. In the 9M 2025, the average throughput was 218.6 mbd a 2.2% lower than that of the same period in 2024, affected by lower volumes of light blend and Caño Limón, as well as by restrictions in the supply of crude due to stoppages in the 20” Vasconia–Galán line.

In 3Q 2025, the gross refining margin was 15.6 USD/bbl, 73.3% more than that of 3Q 2024, driven mainly by i) higher product prices (77%); and ii) better operating performance (23%) thanks to higher volumes of gasoline and diesel, as well as alkylation efficiency. In the 9M 2025, the margin reached 13.7 USD/bbl, 28% more than that of the same period in 2024. 93% of the increase is explained by the strengthening of prices and 7% by the optimization of the diet. These factors were partially offset by lower performance due to maintenance.

Table 13: Throughput, Utilization Factor, Production and Refining Margin

- Barrancabermeja Refinery

Barrancabermeja Refinery	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Throughput* (mbd)	228.6	216.3	5.7%	218.6	223.5	(2.2%)
Utilization Factor (%)	81.3%	77.7%	4.7%	74.1%	77.5%	(4.4%)
Refined Products Production	231.6	220.4	5.1%	221.0	227.2	(2.7%)
Gross Margin (USD/bbl)	15.6	9.0	73.3%	13.7	10.7	28.0%

*Corresponds to actual throughput volumes processed, not received

Esenttia

During 3Q 2025, Esenttia faced a challenging environment marked by moderate propylene demand and high international competition, especially from Asia, in a context of historically low prices. Despite these conditions, the company achieved sales of 118.1 Kton, which represented a 13.8% growth compared to that of 3Q 2024. This result was possible thanks to a disciplined execution of the business plan, which included market segmentation, tactical price adjustments and strengthening of customer relationships. Volume increases were noted in Brazil, Colombia, Venezuela, Mexico, and Canada.

In 9M 2025, cumulative sales reached 325.2 Kton, 12.4% more than in the same period of 2024. To protect profitability, operational efficiency measures were implemented that generated savings of USD 9.3 million through cost optimization, energy efficiency, overhead rationalization, and investment prioritization.

Table 14. Esenttia Sales

Esenttia	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Total Sales (KTon)	118.1	103.8	13.8%	325.2	289.2	12.4%

Refining Cash Cost

Table 15. Refining Cash Cost*

USD/bbl	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)	% USD
Refining Cash Cost	5.56	5.72	(2.8%)	5.62	5.57	0.9%	16.4%

* Includes refineries in Barrancabermeja, Cartagena and Esenttia

The refining cash cost decreased by 0.16 USD/bbl in 3Q 2025 compared to 3Q 2024, explained by:

•	Volume Effect (-0.37 USD/bbl): Mainly due to high crude oil throughput at the refineries of 23.7 mbd.
•	Cost Effect (+0.09 USD/bbl): Higher costs associated with inflationary effect (+0.31 USD/bbl), lower gas cost due to price effect and lower gas consumption for the use of substitutes, increasing availability for domestic supply (-0.31 USD/bbl) and higher operational activity in throughputs (+0.09 USD/bbl).
•	Exchange Rate effect (+0.12 USD/bbl): Impact of lower exchange rate of -90 pesos per dollar, going from 4,094 to 4,004 pesos per dollar.

Financial Results

Table 16: Income Statement - Refining

Billion (COP)	3Q 2025	3Q 2024	∆ ($)	∆ (%)	9M 2025	9M 2024	∆ ($)	∆ (%)
Total revenue	16,631	17,061	(430)	(2.5%)	49,589	51,440	(1,851)	(3.6%)
Depreciation, amortization and depletion	490	415	75	18.1%	1,480	1,400	80	5.7%
Variable costs	14,691	15,967	(1,276)	(8.0%)	44,455	46,574	(2,119)	(4.5%)
Fixed costs	799	686	113	16.5%	2,398	2,081	317	15.2%
Total cost of sales	15,980	17,068	(1,088)	(6.4%)	48,333	50,055	(1,722)	(3.4%)
Gross income	651	(7)	658	(9,400.0%)	1,256	1,385	(129)	(9.3%)
Operating expenses	691	631	60	9.5%	1,890	1,744	146	8.4%
Operating income (loss)	(40)	(638)	598	(93.7%)	(634)	(359)	(275)	76.6%
Financial result, net	(230)	(345)	115	(33.3%)	(794)	(1,134)	340	(30.0%)
Share of profit of companies	56	52	4	7.7%	153	150	3	2.0%
Loss before income tax	(214)	(931)	717	(77.0%)	(1,275)	(1,343)	68	(5.1%)
Provision for income tax	92	400	(308)	(77.0%)	457	591	(134)	(22.7%)
Consolidated net income	(122)	(531)	409	(77.0%)	(818)	(752)	(66)	8.8%
Non-controlling interest	(56)	(59)	3	(5.1%)	(152)	(156)	4	(2.6%)
Net income attributable to owners of Ecopetrol	(178)	(590)	412	(69.8%)	(970)	(908)	(62)	6.8%

EBITDA	783	120	663	552.5%	1,930	2,001	(71)	(3.5%)
EBITDA Margin	4.7%	0.7%	-	4.0%	3.9%	3.9%	-	0.0%

Income decreased during 3Q 2025 compared to 3Q 2024, due to lower prices and a lower exchange rate offset by higher throughput and strengthening of cracks. Likewise, revenues in 9M 2025 compared to 9M 2024 decreased mainly due to: i) the fall in product prices, and ii) lower sales volumes associated with scheduled plant shutdowns of the major maintenance cycle at the Barrancabermeja Refinery and operational events at the Cartagena Refinery; these were partially offset by the strengthening of the crack and the positive effect of a higher average exchange rate.

The cost of sales for 3Q 2025 decreased compared to 3Q 2024 due to a reduction in diet costs resulting from a drop in Brent crude oil prices, in addition to a lower average exchange rate. Similarly, for 9M 2025 compared to 9M 2024, it decreased mainly due to: i) the fall in product prices, and ii) lower purchases due to the shutdown plan; this was partially offset by: iii) the exchange rate effect on purchases at the average exchange rate wholesale rate.

Operating expenses during 3Q 2025 and 9M 2025 increased compared to 3Q 2024 and 9M 2024, mainly due to the effect of inflation, which was partially offset by the implementation of the efficiency plan.

Financial net expenses for 3Q 2025 compared to 3Q 2024 and for 9M 2025 compared to 9M 2024, showed lower expenses mainly because of the exchange rate difference in the valuation of the segment's net position.

1.4	Commercial Management

The strong performance of the commercial offices in Houston and Singapore, Ecopetrol US Trading (EUST) and Ecopetrol Trading Asia (ECPTA), stands out. During 3Q 2025, they traded 33.5 million barrels of crude oil and products (38% of EG's total sales), generating EBITDA of USD 63 million and net income of USD 43 million, thus accumulating a total of USD 156 million in EBITDA and USD 128 million in net income for 2025. These results are leveraged by the execution of forward contracts for the sale of Castilla crude oil and other products such as fuel oil and naphtha, which enabled logistical and market efficiencies.

The sale of asphalt has enabled the Ecopetrol Group to consolidate its position as the leading exporter of this product in Latin America. In 3Q 2025, it achieved an 18% increase compared to 3Q 2024, rising from 7.02 mboed to 8.26 mboed, based on a strategy of market and customer diversification.

Continuing with the expansion of the commercial portfolio, in products and petrochemicals, the first export of solid asphalt was made through the Port of Cartagena, with FOB delivery terms for 256 tons to Chile. Likewise, in August 2025, deliveries of marine diesel with 2% biodiesel began from the Cartagena Refinery to domestic customers. The initiative contributes to the decarbonization of the maritime sector in Colombia, allowing Ecopetrol to become a benchmark in the region by standardizing national quality, delivering the same blend in the Pacific and the Caribbean.

It should also be noted that, to continue improving the quality of our products and increase their competitiveness internationally, in January we started to market an improved quality of Barrancabermeja Fuel Oil with a viscosity of 380 cSt and an average metal content of 107 ppm. This improvement has translated into a higher valuation compared to the HSFO that had been marketed previously.

Hedging Program: During 3Q 2025, Ecopetrol covered volumes of 3.1 million barrels based on export indicators and pricing windows. From Ecopetrol Trading Asia, tactical hedges were executed for 7.9 million barrels, while Ecopetrol US Trading covered 1.4 million barrels under similar conditions. In turn, the Cartagena Refinery did not perform tactical hedging during the quarter.

2.    ENERGIES FOR TRANSITION

Natural Gas

In September 2025, the first phase of the gas commercialization process for the Floreña field was carried out, with deliveries scheduled for the period from June 2026 to November 2028. This was achieved after securing various measures that enabled the gas produced from this source to be marketed through the Cusiana field plant, which has the benefit of adding additional quantities to the domestic market. During the commercialization process, 39 contracts were signed with 22 customers, which are aimed at meeting essential demand, operating the compression stations of the National Transport System, and meeting the demand of residential users and small commercial users.

Ecopetrol continues optimizing its natural gas consumption. So far this year, there has been a 12% reduction in consumption compared to estimates for the period (around 234 GBTUD) and an increase in the use of substitute energy sources, which account for around 12% of current consumption.

Natural Gas Options

The Ecopetrol Group obtained authorization from the National Environmental Licensing Authority (ANLA) to conduct activities for the receipt and storage of Liquefied Natural Gas (LNG) using the existing offshore infrastructure at the Coveñas Maritime Terminal in the department of Sucre, operated by the subsidiary Cenit. This authorization, together with the results of technical studies conducted by Ecopetrol in conjunction with international experts during 2025, enables the development of a Floating Storage Regasification Unit (FSRU) terminal at the aforementioned terminal.

Liquefied Petroleum Gas (LPG)

During 3Q 2025, the Public Offer of Quantities (OPC) process for LPG was carried out, which allocated volumes to 83 companies for a total of approximately 28,000 tons per month, equivalent to 10.8 mboed. These quantities are expected to be delivered between September 2025 and February 2026, coming from the Cusiana, Cupiagua, and Dina fields, as well as the Cartagena and Barrancabermeja refineries.

Coverage of the electricity demand of the Ecopetrol Group

In 3Q25, the Ecopetrol Group's total electricity demand averaged approximately 23.46 GWh/day, equivalent to 10.6% of the electricity demand of Colombia's National Interconnected System (SIN). 59.3% of total demand for the period was met through self-generation and 40.7% through purchases from the Wholesale Energy Market (MEM). It is important to note that 79.2% of purchases from the MEM corresponded to contracts. Therefore, the Ecopetrol Group's demand was covered 91.57% through self-generation and contracts, minimizing exposure to market prices to 8.43%.

In the same period of 2024, the percentage of energy supplied through self-generation and contracts was 79.92%. The increase in coverage through self-generation and contracts between 2024 and 2025 translates into stability in the cost of energy supply.

Renewable energy

At the end of 3Q25, the La Iguana Solar Farm, a new photovoltaic generation project with an installed capacity of 26 MW, began operations. This initiative is expected to strengthen the competitiveness of the electricity supply for the Barrancabermeja Refinery and nearby production fields, contributing to estimated savings of between 6% and 15% in total energy costs, depending on the level of coverage achieved in 2026, considering both self-generation and supply contracts. Including this addition, the total renewable energy capacity in operation at the Ecopetrol Group increased from 132 MW at the end of 3Q24 to 234 MW in 3Q25.

In 3Q25, the engagement and socialization activities were carried out with the communities involved in the Windpeshi project in La Guajira, in coordination with government entities, local communities, and specialized teams. This has allowed Ecopetrol to enter the territory in an appropriate, agreed-upon, and informed manner, strengthening relationships of trust with the communities and other stakeholders involved in the project.

Regarding the operation of the Brisas, Castilla, San Fernando, and La Cira solar farms, the Cantayús Small Hydroelectric Plant, and the solar farms in the transportation segment, at the end of 3Q25, there has been an accumulated reduction of around 35,700 tCO2e and energy cost savings close to COP 41.7 billion. Such economic savings amount to 104.7 billion, including specific purchases of renewable energy in the network.

Hydrogen

In August 2025, the construction of the Coral project began, which includes a green hydrogen plant with PEM (Proton Exchange Membrane) technology, which is expected to be located at the Cartagena Refinery. This project, which is part of the Ecopetrol Group's strategic hydrogen plan, is also expected be the largest of its kind in Latin America by 2026 and is expected to have a production capacity of 1 KFCD (800 tons/year) and a reduction in emissions of ~7.7 kton CO2e/year.

Energy efficiency

As of 3Q 2025, cumulative energy optimization of 3.52 PJ was achieved (vs. 2025 target of 2.94 PJ), with an estimated impact on emissions reduction of 269,017 tons of CO2e and savings of COP 106.33 billion in Ecopetrol Group operations. Since 2018, the accumulated energy optimization amounts to 23.43 PJ, equivalent to the annual electricity and natural gas consumption of more than 1.1 million Colombian households.

Social Gas

The Ecopetrol Group has connected 29,850 new households in socioeconomic strata 1 and 2 to natural gas service as of 3Q25. Since the start of this initiative in 2019, 105,115 physical connections have been installed in more than 20 departments across the country, providing them with clean energy and transforming their quality of life.

Invercolsa

So far in 2025, in relation with non-bank financing — one of the subsidiaries’ growth drivers— loans totaling COP 83.7 billion were made, reaching a cumulative portfolio of COP 98.7 billion at the end of September. This portfolio is distributed among 55,286 clients, with an Overdue Portfolio Index (ICV por its initials in Spanish) > 90 days of 2.12%.

3.    ENERGY TRANSMISSION AND TOLL ROADS

3.1	Energy Transmission

Projects awarded

In Brazil, ISA Energía has been awarded two reinforcements to the transmission network in 3Q 2025; these reinforcements and improvements add up to a capex of USD 5 million (~COP 20 billion). In Colombia, ISA was awarded two expansions of the network.

Entry into operation of projects

In 3Q 2025 the following projects came into operation:

In Colombia:

•	The Copey–Cuestecitas and Copey–Fundación transmission lines, which cross 15 municipalities in the departments of La Guajira and Cesar. This project increases the installed capacity of the National Transmission System (STN), improves the reliability of the service in La Guajira, Cesar and Magdalena, and facilitates the connection of non-conventional renewable energy projects that are advancing in La Guajira.

•	The connection of the Guayepo III solar park to the Sabanalarga substation, as well as the connection of the Valledupar I, II and III solar parks in the Caribbean region. These initiatives strengthen the security and reliability of the electricity service by integrating renewable energy into the National Transmission System (STN).

In Brazil:

•	22 reinforcements and improvements were carried out on the ISA Energía Brasil network, with an estimated investment of USD 98 million (~COP 384 billion).

3.2	Toll Roads

Regarding the Pan-American Highway East in Panama, the project is progressing in its construction phase according to the established work plan. At the same time, work continues for the financial closing, scheduled for December 2025.

In Chile, the Southern Orbital Route is progressing according to schedule and is expected to begin its construction phase in 2028. In turn, on the Maipo Route, the completion of the Free Flow system on the southern access to Santiago is projected for the fourth quarter of 2025, while works related to regulations, comfort, and road safety will conclude in the second quarter of 2027.

Financial Results

Table 17. Income Statement – Energy Transmission and Toll Roads

Billion (COP)	3Q 2025	3Q 2024	∆ ($)	∆ (%)	9M 2025	9M 2024	∆ ($)	∆ (%)
Total revenue	4,158	4,396	(238)	(5.4%)	11,512	11,491	21	0.2%
Depreciation, amortization and depletion	287	277	10	3.6%	854	815	39	4.8%
Fixed costs	1,562	1,358	204	15.0%	4,602	3,998	604	15.1%
Total cost of sales	1,849	1,635	214	13.1%	5,456	4,813	643	13.4%
Gross income	2,309	2,761	(452)	(16.4%)	6,056	6,678	(622)	(9.3%)
Operating expenses	357	201	156	77.6%	1,176	741	435	58.7%
Operating income (loss)	1,952	2,560	(608)	(23.8%)	4,880	5,937	(1,057)	(17.8%)
Financial result, net	(804)	(711)	(93)	13.1%	(2,489)	(2,237)	(252)	11.3%
Share of profit of companies	125	55	70	127.3%	411	327	84	25.7%
Loss before income tax	1,273	1,904	(631)	(33.1%)	2,802	4,027	(1,225)	(30.4%)
Provision for income tax	(241)	(510)	269	(52.7%)	(511)	(787)	276	(35.1%)
Consolidated net income	1,032	1,394	(362)	(26.0%)	2,291	3,240	(949)	(29.3%)
Non-controlling interest	(865)	(1,129)	264	(23.4%)	(1,914)	(2,556)	642	(25.1%)
Net income attributable to owners of Ecopetrol	167	265	(98)	(37.0%)	377	684	(307)	(44.9%)

EBITDA	2,492	3,023	(531)	(17.6%)	6,572	7,511	(939)	(12.5%)
EBITDA Margin	59.9%	68.8%	-	(8.9%)	57.1%	65.4%	-	(8.3%)

In 3Q 2025, service revenues decreased compared to 3Q 2024 due to the favorable effect of the Periodic Tariff Review (RTP) in Brazil, recognized in 2024 in the energy transmission business. This impact was partially offset by: i) the application of contractual escalators in Brazil, Chile, and Colombia, ii) progress in construction projects, iii) higher returns in energy and road concessionaires, iv) the Annual Review Cycle RAP (Receita Anual Permitida) in Brazil, and v) the court ruling in favor of ISA in Brazil related to the Paulista concession.

In turn, revenues for 9M 2025 increased compared to 9M 2024 in the energy transmission and road businesses due to i) the positive effect of contractual escalators in Brazil, Colombia, and Chile, ii) the Annual Review Cycle of RAP (Receita Anual Permitida, or Annual Permitted Revenue) in Brazil, and iii) a court ruling in favor of ISA in Brazil regarding the São Paulo concession. This increase is partially offset by the positive effect of the Periodic Tariff Review (RTP) recognized in 2024 and the negative effect in 2025 on the adjustment of the Basic Network of the Existing System (RBSE) in Brazil.

The cost of sales for 3Q25 and 9M25 increased compared to 3Q24 and 9M24, mainly due to the inflationary effect on OPEX, increased construction activity, and the start-up of new projects.

Operating expenses for 3Q 2025 and 9M 2025 increased compared to 3Q 2024 and 9M 2024 due to greater portfolio impairment during 2025 in the energy transmission business in Colombia, mainly the customer Air-E, and a positive effect in 2024 due to the update of the provision for major maintenance in the energy transmission business in Peru.

Net Financial expenses of 3Q 2025 and 9M 2025 increased compared to 3Q 2024 and 9M 2024 mainly due to higher interest expenses related to increased indebtedness and greater monetary correction of IPCA-indexed debt in ISA Energía Brazil.

III.	Corporate Governance and Social Bodies

Board of Directors

During the third quarter, we continued to reaffirm our commitment to best practices in Corporate Governance, highlighting milestones such as the implementation of the Corporate Governance training program for Ecopetrol S.A.’s Board of Directors and Executive Committee in partnership with INALDE Business School. This initiative aims to promote cutting-edge knowledge in governance practices and equip the Board with the necessary tools to fulfill its role as a collegiate body.

In 3Q 2025, Ecopetrol S.A.’s Board of Directors adopted, among others, the following decisions:

•	Approved Ecopetrol’s separate financial statements and the consolidated financial statements of the Ecopetrol Group for the second quarter of 2025.
•	Made the following appointments:
o	Sergio Andrés Moreno, confirmed as Corporate Vice President of Science, Technology and Innovation, effective July 28, 2025.
o	Bayron Triana, confirmed as Executive Vice President of Energy for the Transition, effective August 1, 2025.

In compliance with External Circular 012 of 2022 issued by the Colombian Financial Superintendence, the Company disclosed the following relevant information to the National Registry of Securities and Issuers (RNVE):

•	On August 19, 2025, it was reported that during the Board meeting held on that date, Dr. Guillermo García Realpe submitted his voluntary resignation as Chairman of the Board for personal reasons. However, he will continue serving as a member of the Board and as Chair of the Compensation, Nomination, and Culture Committee. Consequently, the Board appointed Dr. Mónica de Greiff Lindo as the new Chair and Dr. Angela María Robledo Gómez as Vice Chair, effective August 20, 2025.

•	On October 15, 2025, it was reported that, through a communication dated October 14, 2025, Dr. Mónica de Greiff Lindo expressed her intention to resign from her position as an independent member of the Board, a resignation that became effective on October 15, 2025. Considering that Dr. De Greiff Lindo served as Chair of the Board, her role will be assumed by the current Vice Chair, Dr. Angela María Robledo Gómez, as provided in the Board’s current regulations.

IV.	Presentation of Results

On Friday, November 14, 2025, management expects to hold a virtual conference with simultaneous transmission in Spanish and English to present its results. Included below are the times and connection details for participating in the conference:

Conference 14 November 22025
09:00 a.m. Colombian time
09:00 a.m. New York time

To access the webcast, interested parties should use the following link to select the language of the broadcast (Spanish or English):

https://xegmenta.co/ecopetrol/gracias-conferencia-de-resultados-3t-2025/

Once the call broadcast begins, you can ask your questions by accessing the platform.

The announcement of the results, the presentation, the webcast, and the recording of the conference will be available on the Ecopetrol website: www.ecopetrol.com.co.

We recommend checking your browser's access to the webcast in advance and having the latest versions of Internet Explorer, Google Chrome, and/or Mozilla Firefox.

Contact information:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa Beltrán

Email: marcela.ulloa@ecopetrol.com.co

Ecopetrol Group Appendices

Table 1: Income Statement - Ecopetrol Group

Billion (COP)	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Revenue
Local	14,590	15,198	(4.0%)	44,158	46,372	(4.8%)
Export	15,250	19,409	(21.4%)	46,717	52,164	(10.4%)
Total revenue	29,840	34,607	(13.8%)	90,875	98,536	(7.8%)
Cost of sales
Depreciation, amortization and depletion	3,954	3,811	3.8%	12,042	10,857	10.9%
Variable depreciation, amortization and depletion	2,697	2,637	2.3%	8,270	7,280	13.6%
Fixed cost depreciation	1,257	1,174	7.1%	3,772	3,577	5.5%
Variable costs	10,509	13,611	(22.8%)	33,812	36,452	(7.2%)
Imported products	4,449	5,517	(19.4%)	15,296	14,819	3.2%
Local purchases	4,457	5,781	(22.9%)	13,594	16,699	(18.6%)
Hydrocarbon transportation services	488	426	14.6%	1,405	1,261	11.4%
Inventories and others	1,115	1,887	(40.9%)	3,517	3,673	(4.2%)
Fixed costs	5,407	5,222	3.5%	15,882	14,978	6.0%
Contracted services	1,256	1,274	(1.4%)	3,559	3,658	(2.7%)
Construction services	987	824	19.8%	2,779	2,411	15.3%
Maintenance	1,266	1,421	(10.9%)	3,748	3,653	2.6%
Labor costs	1,112	1,070	3.9%	3,299	3,209	2.8%
Other	786	633	24.2%	2,497	2,047	22.0%
Total cost of sales	19,870	22,644	(12.3%)	61,736	62,287	(0.9%)
Gross income	9,970	11,963	(16.7%)	29,139	36,249	(19.6%)
Operating expenses	2,635	2,657	(0.8%)	7,787	7,606	2.4%
Administration expenses	2,452	2,226	10.2%	7,220	6,350	13.7%
Exploration and projects expenses	183	431	(57.5%)	567	1,256	(54.9%)
Operating income	7,335	9,306	(21.2%)	21,352	28,643	(25.5%)
Finance result, net	(2,046)	(2,051)	(0.2%)	(6,549)	(6,143)	6.6%
Foreign exchange, net	(17)	(11)	54.5%	147	34	332.4%
Interest, net	(1,677)	(1,398)	20.0%	(4,802)	(4,112)	16.8%
Financial income/loss	(352)	(642)	(45.2%)	(1,894)	(2,065)	(8.3%)
Share of profit of companies	187	116	61.2%	585	502	16.5%
Income before income tax	5,476	7,371	(25.7%)	15,388	23,002	(33.1%)
Income tax	(1,710)	(2,264)	(24.5%)	(4,933)	(8,418)	(41.4%)
Net income consolidated	3,766	5,107	(26.3%)	10,455	14,584	(28.3%)
Non-controlling interest	(1,203)	(1,458)	(17.5%)	(2,953)	(3,547)	(16.7%)
Net income attributable to owners of Ecopetrol	2,563	3,649	(29.8%)	7,502	11,037	(32.0%)

EBITDA	12,326	13,976	(11.8%)	36,720	42,266	(13.1%)
EBITDA margin	41.3%	40.4%	0.9%	40.4%	42.9%	(2.5%)

Table 2: Statement of Financial Position / Balance Sheet - Ecopetrol Group

Billion (COP)	September 30, 2025	June 30, 2025	∆ (%)
Current assets
Cash and cash equivalents	10,364	10,118	2.4%
Trade and other receivables	14,286	13,797	3.5%
Inventories	10,539	10,398	1.4%
Current tax assets	17,185	16,927	1.5%
Other financial assets	3,370	4,222	(20.2%)
Other assets	4,019	3,694	8.8%
	59,763	59,156	1.0%
Non-current assets held for sale	7	14	(50.0%)
Total current assets	59,770	59,170	1.0%

Non-current assets
Investments in associates and joint ventures	8,424	8,913	(5.5%)
Trade and other receivables	35,021	34,566	1.3%
Property, plant and equipment	104,148	104,913	(0.7%)
Natural and environmental resources	47,028	46,889	0.3%
Assets by right of use	979	984	(0.5%)
Intangibles	14,494	15,130	(4.2%)
Deferred tax assets	12,305	13,826	(11.0%)
Other financial assets	3,327	3,700	(10.1%)
Goodwill and Other assets	6,376	6,519	(2.2%)
Total non-current assets	232,102	235,440	(1.4%)

Total assets	291,872	294,610	(0.9%)

Current liabilities
Loans and borrowings	12,455	15,640	(20.4%)
Trade and other payables	18,256	17,624	3.6%
Provision for employees benefits	3,163	2,988	5.9%
Current tax liabilities	2,783	1,938	43.6%
Accrued liabilities and provisions	1,289	1,408	(8.5%)
Other liabilities	1,164	1,091	6.7%
Total current liabilities	39,110	40,689	(3.9%)

Non-current liabilities
Loans and borrowings	101,815	104,619	(2.7%)
Trade and other payables	22	22	0.0%
Provision for employees benefits	14,322	14,361	(0.3%)
Non-current taxes	14,284	14,246	0.3%
Accrued liabilities and provisions	13,550	13,140	3.1%
Other liabilities	1,759	1,952	(9.9%)
Total non-current liabilities	145,752	148,340	(1.7%)

Total liabilities	184,862	189,029	(2.2%)

Equity
Equity attributable to owners of the company	80,714	79,225	1.9%
Non-controlling interests	26,296	26,356	(0.2%)
Total equity	107,010	105,581	1.4%

Total liabilities and equity	291,872	294,610	(0.9%)

Table 3: Cash Flow Statement - Ecopetrol Group

Billion (COP)	3Q 2025	3Q 2024	9M 2025	9M 2024
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	2,563	3,649	7,502	11,037
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	1,203	1,458	2,953	3,547
Income tax	1,710	2,264	4,933	8,418
Depreciation, depletion and amortization	4,070	4,004	12,454	11,291
Foreign exchange (gain) loss	17	11	(147)	(34)
Finance costs recognized in profit or loss	2,541	2,396	7,768	7,158
Dry wells	126	342	394	947
Loss (gain) on disposal of non-current assets	(5)	11	2	26
Impairment of current and non-current assets	71	117	265	164
Fair value (gain) on financial assets valuation	(636)	(1,164)	(1,423)	(1,270)
Gain on financial derivatives	(6)	(45)	(3)	(46)
Gain on assets for sale	2	6	3	22
(Gain) loss on share of profit of associates and joint ventures	(187)	(116)	(585)	(502)
Exchange difference on export hedges and ineffectiveness	(28)	69	97	29
Provisions and contingencies	233	(30)	478	211
Others minor items	12	2	14	0
Net changes in operating assets and liabilities	(1,199)	1,024	(1,946)	3,274
Income tax paid	(1,609)	(1,533)	(7,712)	(8,723)
Cash provided by operating activities	8,878	12,465	25,047	35,549

Cash flows from investing activities
Investment in joint ventures	1	0	0	(12)
Acquisition of subsidiaries, net of cash acquired	(65)	(159)	(65)	(158)
Investment in property, plant and equipment	(2,408)	(2,153)	(6,216)	(5,892)
Investment in natural and environmental resources	(2,547)	(2,776)	(7,510)	(7,549)
Payments for intangibles	(118)	(228)	(337)	(618)
Consideration paid for acquisition of assets	0	0	(1,109)	0
(Purchases) sales of other financial assets	1,249	(2,552)	(1,009)	(3,237)
Interest received	293	432	945	1,215
Dividends received	433	30	554	243
Proceeds from sales of assets	35	134	68	201
Net cash used in investing activities	(3,127)	(7,272)	(14,679)	(15,807)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	(2,214)	37	4,440	1,975
Interest paid	(2,500)	(2,049)	(6,432)	(5,620)
Lease Payments	(144)	(138)	(435)	(420)
Return of capital	0	(6)	0	(21)
Dividends paid	(329)	(2,741)	(11,024)	(14,933)
Net cash used in financing activities	(5,187)	(4,897)	(13,451)	(19,019)

Exchange difference in cash and cash equivalents	(318)	566	(607)	1,040
Net (decrease) increase in cash and cash equivalents	246	862	(3,690)	1,763
Cash and cash equivalents at the beginning of the period	10,118	13,237	14,054	12,336
Cash and cash equivalents at the end of the period	10,364	14,099	10,364	14,099

Table 4: EBITDA Reconciliation - Ecopetrol Group

Billion (COP)	3Q 2025	3Q 2024	9M 2025	9M 2024
Net income attributable to the owners of Ecopetrol	2,563	3,649	7,502	11,037
(+) Depreciation, amortization and depletion	4,070	4,004	12,454	11,291
(+/-) Impairment of long-term assets	0	1	3	9
(+/-) Financial result, net	2,046	2,051	6,549	6,143
(+) Income tax	1,710	2,264	4,933	8,418
(+) Taxes and others	734	549	2,326	1,821
(+/-) Non-controlling interest	1,203	1,458	2,953	3,547
Consolidated EBITDA	12,326	13,976	36,720	42,266

Table 5: EBITDA Consolidation by Segment (3Q 2025)

Billion (COP)	Upstream	Downstream	Midstream	Energy	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	1,393	(178)	1,182	167	(1)	2,563
(+) Depreciation, amortization and depletion	2,863	514	333	361	(1)	4,070
(+/-) Financial result, net	949	230	52	804	11	2,046
(+) Income tax	674	(92)	887	241	0	1,710
(+) Other taxes	383	253	40	54	4	734
(+/-) Non-controlling interest	(20)	56	302	865	0	1,203
Consolidated EBITDA	6,242	783	2,796	2,492	13	12,326

Table 6: Investment by Segment - Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total 9M 2025	% Share
Hydrocarbons	1,980	1,074	3,054	73%
Production	1,572	799	2,371	56.7%
Downstream	165	76	241	5.8%
Exploration	201	34	235	5.6%
Midstream*	0	165	165	4.0%
Corporate	42	0	42	1.0%
Energies for the Transition**	52	6	58	1.4%
Energy Transmission and Toll Roads	0	1,067	1,067	25.6%

Energy Transmission	0	971	971	23.2%
Toll Roads	0	82	82	2.0%
Telecommunications	0	14	14	0.3%

Total	2,032	2,147	4,179	100.0%

* Includes the total investment amount for each Ecopetrol Group company (Ecopetrol S.A. share and non-controlling interest).
** Includes only the total of organic investments.

Ecopetrol S.A. Appendices

Following are the Income Statement and Statement of Financial Position of Ecopetrol S.A.

Table 7: Income Statement

Billion (COP)	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Local	13,888	15,029	(7.6%)	42,402	46,733	(9.3%)
Exports	9,633	11,165	(13.7%)	29,384	32,188	(8.7%)
Total revenue	23,521	26,194	(10.2%)	71,786	78,921	(9.0%)
Variable costs	15,939	16,968	(6.1%)	48,474	49,565	(2.2%)
Fixed costs	3,836	4,053	(5.4%)	11,549	11,827	(2.4%)
Total cost of sales	19,775	21,021	(5.9%)	60,023	61,392	(2.2%)
Gross income	3,746	5,173	(27.6%)	11,763	17,529	(32.9%)
Operating expenses	1,371	1,034	32.6%	3,940	3,362	17.2%
Operating income	2,375	4,139	(42.6%)	7,823	14,167	(44.8%)
Financial income/loss	(1,470)	(1,628)	(9.7%)	(4,610)	(4,625)	(0.3%)
Share of profit of companies	1,972	1,889	4.4%	5,446	5,917	(8.0%)
Income before income tax	2,877	4,400	(34.6%)	8,659	15,459	(44.0%)
Income tax	(314)	(751)	(58.2%)	(1,157)	(4,422)	(73.8%)
Net income attributable to owners of Ecopetrol	2,563	3,649	(29.8%)	7,502	11,037	(32.0%)

EBITDA	5,097	6,403	(20.4%)	15,443	20,712	(25.4%)
EBITDA margin	21.7%	24.40%	(2.7%)	21.50%	26.20%	(4.7%)

Table 8: Statement of Financial Position / Balance Sheet

Billion (COP)	September 30, 2025	June 30, 2025	∆ (%)
Current assets
Cash and cash equivalents	2,822	3,866	(27.0%)
Trade and other receivables	10,444	11,162	(6.4%)
Inventories	7,257	6,978	4.0%
Current tax assets	13,555	13,419	1.0%
Other financial assets	4,068	4,666	(12.8%)
Other assets	1,782	1,762	1.1%
	39,928	41,853	(4.6%)
Non-current assets held for sale	7	11	(36.4%)
Total current assets	39,935	41,864	(4.6%)

Non-current assets
Investments in associates and joint ventures	86,398	86,169	0.3%
Trade and other receivables	656	623	5.3%
Property, plant and equipment	38,913	38,260	1.7%
Natural and environmental resources	28,579	28,315	0.9%
Assets by right of use	2,437	2,523	(3.4%)
Intangibles	527	547	(3.7%)
Deferred tax assets	5,547	7,082	(21.7%)
Other financial assets	1,883	2,263	(16.8%)
Goodwill and other assets	1,133	1,207	(6.1%)
Total non-current assets	166,073	166,989	(0.5%)

Total assets	206,008	208,853	(1.4%)

Current liabilities
Loans and borrowings	10,024	12,543	(20.1%)
Trade and other payables	15,205	15,086	0.8%
Provision for employees benefits	2,782	2,677	3.9%
Current tax liabilities	1,443	874	65.1%
Accrued liabilities and provisions	848	950	(10.7%)
Other liabilities	454	458	(0.9%)
Total current liabilities	30,756	32,588	(5.6%)

Non-current liabilities
Loans and borrowings	68,973	71,762	(3.9%)
Provision for employees benefits	13,877	13,892	(0.1%)
Non-current tax liabilities	549	560	(2.0%)
Accrued liabilities and provisions	10,863	10,547	3.0%
Other liabilities	276	279	(1.1%)
Total non-current liabilities	94,538	97,040	(2.6%)

Total liabilities	125,294	129,628	(3.3%)

Equity
Equity attributable to owners of the company	80,714	79,225	1.9%
Total equity	80,714	79,225	1.9%

Total liabilities and equity	206,008	208,853	(1.4%)

Table 9: Export Destinations - Ecopetrol Group

Crudes - mboed	3Q 2025	3Q 2024	% Share	9M 2025	9M 2024	% Share
U.S. Gulf Coast	154.4	212.6	38.3%	172.3	188.5	40.8%
Asia	177.7	218.8	44.1%	186.1	224.2	44.1%
Central America / Caribbean	3.2	0.0	0.8%	2.9	1.8	0.7%
Others	13.3	7.7	3.3%	4.5	8.0	1.1%
Europe	20.0	21.5	5.0%	24.6	10.3	5.8%
U.S. West Coast	8.9	8.0	2.2%	15.8	2.7	3.7%
South America	0.0	3.9	0.0%	0.0	2.6	0.0%
U.S. East Coast	25.6	5.3	6.4%	15.7	1.8	3.7%
Total	403.1	477.7	100.0%	421.9	440.0	100.0%

Products - mboed	3Q 2025	3Q 2024	% Share	9M 2025	9M 2024	% Share
Central America / Caribbean	30.2	23.8	25.8%	28.3	35.1	25.8%
U.S. Gulf Coast	39.2	44.8	33.5%	40.0	41.0	36.4%
Asia	7.8	15.4	6.7%	8.6	15.7	7.8%
South America	10.4	10.8	8.9%	9.8	7.1	8.9%
U.S. East Coast	8.7	25.4	7.4%	11.0	8.5	10.1%
Europe	2.0	3.5	1.7%	4.8	3.0	4.4%
U.S. West Coast	0.0	0.0	0.0%	0.0	0.0	0.0%
Others	18.8	0.1	16.1%	7.3	0.3	6.6%
Total	117.1	123.8	100.0%	109.9	110.7	100.0%

Note: The information is subject to modification after the quarter’s close, as certain destinations may be reclassified based on the final export results.

Table 10: Local Purchases and Imports - Ecopetrol Group

Local Purchases - mboed	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Crude Oil	188.4	218.4	(13.7%)	186.4	213.5	(12.7%)
Gas	4.8	6.6	(27.3%)	4.1	6.6	(37.9%)
Products	3.3	3.2	3.1%	3.2	3.3	(3.0%)
Total	196.5	228.3	(13.9%)	193.7	223.4	(13.3%)

Imports - mboed	3Q 2025	3Q 2024	∆ (%)	9M 2025	9M 2024	∆ (%)
Crude Oil	57.9	46.1	25.6%	63.0	49.1	28.3%
Products	73.9	92.7	(20.3%)	82.6	74.6	10.7%
Diluent	33.0	34.7	(4.9%)	32.9	31.1	5.8%
Total	164.8	173.5	(5.0%)	178.5	154.8	15.3%

Total	361.3	401.8	(10.1%)	372.2	378.2	(1.6%)

Table 11: Details of Exploratory Wells - Ecopetrol Group

#	Quarter	Name	Initial Well Classification (Lahee)	Block	Basin	Operator/Partner	Status	TD Date
1	First	Toritos Oeste-1	A1	LLA123	Llanos Central	Geopark 50%(operator) -Hocol 50%	Under evaluation	February 10/2025
2	First	Currucutu-1	A3	LLA123	Llanos Central	Geopark 50%(operator) -Hocol 50%	Successful	April 4/2025
3	First	Sirius-2 ST2	A1	Gua Off-0	Caribe Offshore	Petrobras 44.44% (operator) - Ecopetrol 55.56%	Successful	January 7/2025
4	First	Andina Este-1	A3	Capachos	Piedemonte	Parex 50% (operator) - Ecopetrol 50%	Dry	February 4/2025
5	Second	Buena Suerte-1	A3	Gua Off-0	Caribe Offshore	Petrobras 44.44% (operator) - Ecopetrol 55.56%	Dry	June 3/2025
6	Second	Toritos Sur-3	A1	LLA123	Llanos Central	Geopark 50% (Operador) - Hocol 50%	Successful	April 19, 2025
7	Third	Matraquero-1	A3	LLA123	Llanos Central	Geopark 50% (Operador) - Hocol 50%	Under evaluation	August 18/2025
8	Third	Toritos Norte-3	A1	LLA123	Llanos Central	Geopark 50% (Operador) - Hocol 50%	Under evaluation	September 1, 2025

Wells drilled in Join Ventures
1	Third	Guarilaque West-1	C2c	Orocue	Llanos Central	Perenco 100% (Operator)	Dry	March 12, 2025
2	Third	Cosecha G-NE-1	A1	Cosecha	Llanos Central	Sierracol 100% (Operator)	Successful	May 4, 2025

Table 12: HSE Performance (Health, Safety and Environment)

HSE Indicators*	3Q 2025	3Q 2024	9M 2025	9M 2024
Frequency of total registrable injuries (No. Recordable cases / Million man hours)	0.24	0.49	0.27	0.29
Environmental incidents**	0	2	2	2

* The results of the indicators are subject to change after the end of the quarter due to the fact that some of the accidents and incidents are reclassified according to the results of the investigations. **Environmental incidents are those hydrocarbon spills greater than 1 barrel, with environmental impact.